FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 10 DATED JULY 9, 2013

TO THE PROSPECTUS DATED JULY 13, 2012

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 13, 2012, as supplemented by Supplement No. 7 dated April 16, 2013, Supplement No. 8 dated May 17, 2013 and Supplement No. 9 dated May 30, 2013. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our offering;

•	our acquisition of a multifamily community in Montgomery County, Texas;

•	our acquisition of a multifamily community in Orange County, Florida;

•	our entry into an agreement to purchase a multifamily community in Collin County, Texas;

•	information regarding cash distributions recently declared; and

•	updated suitability standards applicable to Ohio investors.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of July 5, 2013, we had accepted aggregate gross offering proceeds of $334.6 million related to the sale of 33.6 million shares of stock, including shares sold pursuant to our distribution reinvestment plan. As of July 5, 2013, approximately 41.9 million shares of our common stock remain available for sale in our primary offering, and approximately 7.0 million shares of our common stock remain available for issuance under our distribution reinvestment plan.

Montgomery County Property

On June 24, 2013, we, through a wholly owned subsidiary, acquired a multifamily community located in Montgomery County, Texas (the “Montgomery County Property”) from an unaffiliated seller. The Montgomery County Property is a multifamily community with 271 units located on approximately 15.3 acres with amenities, including but not limited to, a swimming pool, clubhouse, fitness center, business center, and picnic area. The Montgomery County Property was constructed in 1981 and was 95% leased at the time of acquisition.

The contract purchase price for the Montgomery County Property was $27.2 million, excluding closing costs. We funded the purchase price with proceeds from this offering. The purchase price represents a 13% discount to our estimate of the replacement cost of the Montgomery County Property if built today.

We believe that the Montgomery County Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Montgomery County Property. We intend to upgrade unit interiors and perform some minor deferred maintenance on the property.

Nob Hill

On June 27, 2013, we, through a wholly owned subsidiary, acquired a multifamily community located in Orange County, Florida (“Nob Hill”) from an unaffiliated seller. Nob Hill is a multifamily community with 192 units located on approximately 10.3 acres with amenities, including but not limited to, a clubhouse, swimming pool, fitness area, tennis courts and shuffleboard courts. Nob Hill was constructed in 1969 and was 83% leased at the time of acquisition.

The contract purchase price for Nob Hill was $10.1 million, excluding closing costs. We funded the purchase price with proceeds from this offering. The purchase price represents a 35% discount to our estimate of the replacement cost of Nob Hill if built today.

We believe that Nob Hill is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to Nob Hill. We intend to renovate the club house, replace some of the roofs, windows, and HVAC units, perform interior repairs and unit upgrades, install an access gate, and repair the parking lot, sidewalks, breezeways, stucco façade, balconies, railings, and fences.

Probable Real Estate Investment

On July 2, 2013, we, through our operating partnership, entered into an agreement to purchase a multifamily community located in Collin County, Texas (the “Collin County Property”) from an unaffiliated seller. The Collin County Property is a multifamily community with over 400 units and amenities, including but not limited to, five swimming pools, tennis and racquetball courts, a clubhouse, a fitness center, a playground and carports.

On July 3, 2013, we made an earnest money deposit of $500,000 under the agreement. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $500,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Collin County Property only after satisfaction of agreed upon closing conditions. The purchase price of the Collin County Property is approximately $32.2 million plus closing costs. We intend to fund the purchase of the Collin County Property with proceeds from this offering.

The Collin County Property encompasses approximately 355,000 rentable square feet. The Collin County Property was constructed in 1984 and is currently 93% leased. The average occupancy rate of the Collin County Property during each of the last two years was as follows:

Year	Average Occupancy Rate
2011	98%
2012	96%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for each of the last two years for the Collin County Property was as follows:

Year	Average Effective Monthly Rental Rate per Unit
2011	$ 696
2012	$ 737

The previous owner of the Collin County Property was unable to provide information relating to the average occupancy rate and the average effective monthly rental rate per unit for the Collin County Property from 2008 through 2010. We believe that the Collin County Property is suitable for its intended purpose and adequately insured; however, we intend to make renovations to the Collin County Property. We intend to upgrade unit interiors and address minor deferred maintenance issues.

Distributions Declared

On July 9, 2013, our board of directors authorized three separate cash distributions each in the amount of $0.033 per share of our common stock, $0.01 par value per share (“Common Stock”), to stockholders of record as of the close of business on July 31, 2013, August 30, 2013 and September 30, 2013. We expect to pay these distributions on August 1, 2013, September 3, 2013 and October 1, 2013, respectively. All distributions will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares of Common Stock.

Suitability Standards

The following Ohio suitability standard replaces the existing Ohio suitability standard in the section entitled “Suitability Standards” on page i of this prospectus.

•	Ohio – Investors must have a liquid net worth of at least 10 times the amount of their investment in us, our affiliates and any other non-traded real estate investment programs.

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